EXHIBIT NO. 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of AirTran Holdings, Inc. for the registration of $225,000,000 Common Stock, Preferred Stock, Debt Securities and Warrants and to the incorporation by reference therein of our reports dated March 11, 2005, with respect to the consolidated financial statements and schedule of AirTran Holdings, Inc., AirTran Holdings, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of AirTran Holdings Inc, included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

August 10, 2005